

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Kingkey 100, Block A, Room 5403
Luohu District, Shenzhen City, China 518000

      Re: Addentax Group Corp.
             Amendment No. 14 to Registration Statement on Form S-1
             Filed November 23, 2021
             File No. 333-230943

Dear Mr. Zhida:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

Amendment No. 14 to Registration Statement on Form S-1 Filed November 23, 2021

Risk Factors
"While the approval of the China Securities Regulatory Commission...", page 17

1.   We note your response to comment 5. Please amend your risk factor to include your clarifying statements.

   Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551 3442 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Lawrence Venick